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Exhibit (a)(6)

October 23, 2003

Company
Attn:
Address
City, State, Zip

Dear                        :

        I am pleased to inform you that today a tender offer was initiated by Jaguar Technology Holdings, LLC to acquire the shares of Firepond. We announced the plans for this transaction in a press release on October 9th. I believe this transaction provides significant opportunity for our customers, employees and shareholders.

        Over the past twenty years, Firepond has invested millions of dollars in what I believe is the best configuration, interactive selling and on-line customer service software. The agreement with Jaguar will help to ensure Firepond's ability to continue supporting our customers' strategic investment in Firepond products.

        Jaguar Technology Holdings is a private company that seeks acquisitions and strategic relationships in the technology sector. Under Jaguar's ownership, Firepond will continue to provide the high-quality products, services and support you depend upon.

        For your information, I am enclosing a copy of our press release that contains information regarding the details of the agreement with Jaguar. Further information regarding this transaction is contained in recent filings with the SEC, which can be accessed through the Investor Relations page of our website at www.firepond.com.

        Thank you for your continued support of Firepond.

Sincerely,

Klaus P. Besier Chairman, President and CEO Firepond, Inc.

Enclosure

Firepond Announces Agreement to be Acquired for $3.16 Per Share

        MINNEAPOLIS—(BUSINESS WIRE)—Oct. 9, 2003—Firepond, Inc. (Nasdaq: FIRE—News), a leading provider of configuration, interactive selling, and multi-channel customer service solutions, announced today that it has entered into a definitive agreement pursuant to which an affiliate of Jaguar Technology Holdings, LLC has agreed to acquire all of the outstanding equity of Firepond for $3.16 per share in cash, or an aggregate cash purchase price of approximately $11.7 million.

        Klaus Besier, Chief Executive Officer of Firepond, stated, "Firepond continues to be focused on our stockholders, employees and customers. This is an important transaction for Firepond and we are pleased to make this announcement. The acquisition by Jaguar Technology Holdings helps to ensure Firepond's ability to continue supporting our customers' strategic investment in Firepond technology. With this transaction, we provide attractive value to our stockholders, together with opportunities for our employees and customers."

Transaction Terms

        The transaction contemplates that Jaguar will commence a tender offer on or before October 22, 2003, and under certain circumstances (including in the event that less than 90% of the outstanding shares are tendered pursuant to such tender offer), that the transaction would be subject to a vote of Firepond's stockholders. The transaction is subject to a number of closing conditions, and is expected to be consummated before December 31, 2003 in the event that the tender offer is consummated for at least 90% of the outstanding shares.

        Stockholders owning or controlling approximately 46.8% of all outstanding shares of Firepond have agreed, among other things, to tender their shares and, if required, to vote in favor of the merger.

        This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Firepond, Inc. common stock. Jaguar Technology Holdings has not commenced the tender offer for shares of Firepond common stock described in this announcement. Upon commencement of the tender offer, Jaguar Technology Holdings will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Firepond will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission's website at www.sec.gov, or from Firepond, Inc. by directing a request to Firepond, Inc., 8009 S. 34th Avenue, Suite 1000, Minneapolis, MN 55425, Attention: Investor Relations.

        Assuming consummation of the transaction, Firepond will be a wholly owned subsidiary of Jaguar Technology Holdings, LLC, a private company that seeks acquisitions and strategic relationships in the technology sector.

About Firepond, Inc.

        Firepond provides configuration, interactive selling and eService software solutions that help companies more profitably acquire and retain customers. The complementary configuration, guided selling, on-line customer service, and response management applications incorporate proven intelligence engines and patented automation technology. Firepond's solutions help drive new revenue streams, increase profitability, and manage customer interactions across all channels throughout the sales and service cycle. Firepond is headquartered in Minneapolis, Minnesota with additional offices in Paris, France and Tokyo, Japan. For additional information about Firepond visit www.firepond.com.

        Portions of this release contain forward-looking statements regarding future events and are subject to risks and uncertainties. We wish to caution you that there are some factors that could cause actual results to differ materially from the results indicated by such statements. These factors include, but are not limited to: the ability of the parties to satisfy the conditions to closing the merger, economic and other factors affecting the demand for e-business sales and service solutions; difficulties with the implementation and integration of Firepond products; market acceptance of Firepond's products and their components in chosen vertical industries; uncertainty, costs, and potential damages associated with material litigation; our ability to attract and retain qualified personnel; quarterly fluctuations in operating results attributable to the timing and amount of orders for our products and services; our ability to keep pace with changing product requirements; difficulties and financial burdens associated with acquisitions; and other risks detailed in our filings with the Securities and Exchange Commission, including our Form 10-K filed in January and Forms 10-Q filed in March, June, and September copies of which may be obtained through the SEC's website at www.sec.gov.

        Firepond and Firepond product names are trademarks of Firepond, Inc. All other product or company names are the properties of their respective owners.

Contact:

    Firepond, Inc., Minneapolis
    Kristi L. Smith, 952-229-2354
    Fax: 952-229-2475
    kristi.smith@firepond.com

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  Exhibit (a)(6)